UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated June 10, 2022	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

(i)	The Ordinary General Shareholders' Meeting held on today's date, on second call, has passed the proposals submitted to the shareholders' approval, with the exception of the resolution concerning the item twelfth of the agenda (Authorization to the Board of Directors to call, if necessary, an Extraordinary General Shareholders' Meeting of the Company with at least 15 days in advance, in accordance with Article 515 of the Capital Companies Act), which has not reached a sufficient majority of votes in favor. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company's website (www.grifols.com).

(ii)	The Company's Board of Directors, at its meeting held today 10 June 2022 after the Ordinary General Shareholders' Meeting has unanimously resolved to:

-	Reorganize the Company's Appointments and Remuneration Committee in order to appoint Ms. Susana González Rodríguez, independent director of the Company's Board of Directors, as new member of the Committee, and Mr. James Costos, independent director of the Company's Board of Directors, Chairman of the Committee, replacing Ms. Marla E. Salmon.

As a consequence of the foregoing, the Appointments and Remuneration Committee is composed as of today's date by the following members:

Director	Position	Category
Mr. James Costos	Chairperson	Independent
Ms. Susana González Rodríguez	Member	Independent
Mr. Tomás Dagá Gelabert	Member	Other external
Ms. Núria Martín Barnés	Secretary (non-member)

-	Reorganize the Company's Audit Committee in order to appoint Ms. Carina Szpilka Lázaro, independent director of the Company's Board of Directors, as new member of the Committee, replacing Ms. Belén Villalonga Morenés.

As a consequence of the foregoing, the Audit Committee is composed as of today's date by the following members:

Director	Position	Category
Mr. Íñigo Sánchez-Asiaín Mardones	Chairperson	Independent
Ms. Carina Szpilka Lázaro	Member	Independent
Mr. Steven F. Mayer	Member	Independent
Mr. Tomás Dagá Gelabert	Secretary (non-member)

-	Reorganize the Company's Sustainability Committee in order to appoint Ms. Montserrat Muñoz Abellana, independent director of the Company's Board of Directors, as new member of the Committee, replacing Ms. Carina Szpilka Lázaro.

As a consequence of the foregoing, the Sustainability Committee is composed as of today's date by the following members:

Director	Position	Category
Mr. Thomas Glanzmann	Chairperson	Other external
Ms. Montserrat Muñoz Abellana	Member	Independent
Ms. Enriqueta Felip Font	Member	Independent
Ms. Núria Martín Barnés	Secretary (non-member)

In Barcelona, on 10 June 2022

Ms. Núria Martín Barnés

Secretary to the Board of Directors

ANNEX 1

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS' MEETING

(9/ 10 June 2022)

First.	Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2021.

A.	To approve the Company’s individual annual accounts, which are composed of the balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2021, which show losses in thousands of Euros of EUR 140,728.

The Company's individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry.

B.	In accordance with the submitted annual accounts, to approve the following allocation of results in thousands of Euros:

To Voluntary reserve:	EUR	(140,728)
TOTAL	EUR	(140,728)

Second.	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2021.

To approve the consolidated annual accounts of the Group, which are composed of the consolidated balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2021.

The Company's consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third.	Review and approval, as the case may be, of the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2021.

To approve the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2021. Such statement has been subject to verification in accordance with the current regulations.

Fourth.	Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2021.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2021.

Fifth.	Re-election of auditor of the consolidated annual accounts.

As established under article 40 of Law 22/2015, of 20 July, of audit accounts, to re-elect as auditor of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 259 C, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for a term of one year starting on January 1, 2022. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended on December 31, 2022.

Sixth.	Resignation, dismissal, re-election and/or appointment, as the case may be, of directors. Modification, if applicable, of the number of members of the Board of Directors:

6.1.	Information on the non-re-election of Ms. Belén Villalonga Morenés as member of the Board of Directors due to expiration of her term.

It is noted that the Board of Directors has not proposed that Ms. Belén Villalonga Morenés, whose term as director ends this year, is re-elected as director, thanking her for the services provided up to date and approving her performance.

6.2.	Information on the non-re-election of Ms. Marla E. Salmon as member of the Board of Directors due to expiration of her term.

It is noted that the Board of Directors has not proposed that Ms. Marla E. Salmon, whose term as director ends this year, is re-elected as director, thanking her for the services provided up to date and approving her performance.

6.3.	Appointment of Ms. Montserrat Muñoz Abellana as member of the Board of Directors.

To appoint, prior proposal of the Appointments and Remuneration Committee, Ms. Montserrat Muñoz Abellana as a director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal by the Committee,

Ms. Muñoz will be considered an “independentˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

6.4.	Appointment of Ms. Susana González Rodríguez as member of the Board of Directors.

To appoint, prior proposal of the Appointments and Remuneration Committee, Ms. Susana González Rodríguez as a director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal by the Committee,

Ms. González will be considered an “independentˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

Seventh.	Amendment of the Company's Articles of Association:

7.1.	Amendment of articles 16 and 17.bis related to the right to attend, proxy granting and representation at the General Shareholders’ Meeting and the casting of votes through distance voting systems in order to adequate their content to the latest amendments of the Capital Companies Act as well as introducing substantive and technical improvements in their wording.

In view of the mandatory report of the Board of Directors, amend articles 16 and 17.bis of the Articles of Association, related to the right to attend, proxy granting and representation at the General Shareholders’ Meeting and the casting of votes through distance voting systems in order to adequate their content to the Capital Companies Act currently in force, which was recently modified pursuant to Law 5/2021 of 12 April, regarding the promotion of the long-term involvement of shareholders in listed companies, with respect to the possibility of holding general shareholders' meetings exclusively by telematic mean, as well as introducing substantive and technical improvements in their wording.

The mentioned articles will read as follows (in italics):

Article 16.- Right to attend, proxy granting and representation at the General Shareholders’ Meeting.-

1.	All Company shareholders shall be entitled to attend the general meeting as long as their shares appear registered under their name in the accounting registry at least five (5) days in advance from the date on which the meeting is to be held.

2.	The General Shareholders' Meeting may be held in the following ways: in person only, in person with the possibility of attending by telematic means or exclusively by telematic means.

When the Board of Directors approves the holding of a physical meeting with the possibility of attendance by telematic means, the shareholders and the proxy-holders with the right to attend the General Shareholders' Meeting may attend by remote, simultaneous and bidirectional connection via telematic means that duly guarantees the identity of the shareholder or the proxy- holder, as well as the correct exercise of its rights. Such possibility must be included in the notice of the calling of the General Shareholders' Meeting, specifying the deadlines, procedures and means under which the shareholders with right of attendance, and proxy-holders, may exercise their rights. The Board of Directors may also approve procedural rules regarding the attendance to the General Shareholders' Meeting by telematic means.

3.	The General Shareholders' Meeting may be held exclusively by telematic means, and therefore, without the physical attendance of its shareholders, their proxy-holders and, if applicable, the members of the Board of Directors, when so permitted by the applicable regulations, in which case it shall be deemed to be held at the registered offices of the Company. Likewise, the Board of Directors shall establish in the call notice the procedure for the exercise by this means of the shareholders' rights, adapted, when appropriate, to the special circumstances deriving from its nature. In any case, the provisions established in the applicable regulations from time to time shall be observed.

4.	Notwithstanding the foregoing, all shareholders with right to attend the meeting, according to the provisions set forth herein, may do so by means of a proxy, even when such proxy is not a shareholder.

Proxy representation must be granted on a special basis for each meeting, either in writing or by distance communication systems, as long as the identity of the represented shareholder, the proxy- holder and the contents of the proxy itself are duly guaranteed.

In the event the representation is granted to a legal entity, such entity shall appoint an individual as its proxy representative, as established by the Law.

Article 17.bis.- Casting of votes through distance voting systems.-

1	All shareholders who have right to attend the Meeting may cast their vote regarding the proposals included in the agenda through the following systems of communication:

(a)	By postal correspondence, through the sending of the attendance, proxy representation and distance vote card, duly signed and with indication of the sense of their vote; or

(b)	By electronic correspondence or any other distance voting systems in accordance with the instructions contained on the corporate web page of the Company, provided that the safety of the electronic communications is duly guaranteed and the electronic document through which the voting right is exercised includes a qualified electronic signature, according to the provisions of the applicable regulation or that, without fulfilling the requirements for the qualified electronic signature, such electronic signature is deemed to be valid by the Board of Directors for having the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.

Votes received through distance voting systems will not be valid if not received by the Company before midnight (24:00) on the day prior to the date that the General Shareholders' Meeting is scheduled at its first call or second call, whichever is applicable.

2	In the event that the General Shareholders' Meeting is held exclusively by telematic means, the shareholders may also delegate or vote in advance on the proposals on items included in the agenda by any of the means set forth in the preceding paragraph.

3	The notice of the General Shareholders’ Meeting shall state the deadlines, means and procedures for casting the vote through distance voting systems.

4	The shareholders who cast their vote through distance voting systems pursuant to this article shall be deemed as present to the effects of convening the meeting. In consequence, the delegations issued previously shall be deemed revoked and those conferred afterwards shall be deemed as not effected.

5	Notwithstanding the foregoing, a vote casted by distance voting systems shall be rendered void by the personal attendance of the shareholder casting the vote to the Meeting.

7.2.	Amendment of article 20.bis related to the remuneration of the Board of Directors in order to adequate its content to the latest amendments of the Capital Companies Act as well as introducing substantive and technical improvements in its wording.

In view of the mandatory report of the Board of Directors, amend article 20.bis of the Articles of Association, related to the remuneration of the Board of Directors in order to adequate its content to the Capital Companies Act currently in force, which was recently modified pursuant to Law 5/2021 of 12 April, regarding the promotion of the long-term involvement of shareholders in listed companies with respect to the remuneration of directors, as well as introducing substantive and technical improvements in their wording.

The mentioned article will read as follows (in italics):

Article 20.bis.- Remuneration of the Board of Directors

1	The position of director shall be remunerated.

2	The directors' remuneration in their capacity as such shall be a fixed amount, which must comply with the remuneration system set forth in these Articles of Association and the directors' remuneration policy. Such policy will necessarily determine the maximum amount of the annual remuneration to be paid to all the directors in their capacity as such and the criteria for its distribution taking into account the duties and responsibilities of each director, and the Board of Directors, prior report of the Appointments and Remuneration Committee, shall be responsible for setting the individual remuneration of each director in its capacity as such within the statutory framework and the directors' remuneration policy.

3	The remuneration of directors for the performance of executive duties may consist of (i) a fixed remuneration, (ii) a variable remuneration amount based on financial and non-financial metrics, and (iii) if applicable, compensations in certain cases of termination or dismissal, and which must comply with these Articles of Association and, in any case, with the directors' remuneration policy, as well as with the agreements approved in accordance with the provisions of the Capital Companies Act. The directors' remuneration policy will necessarily determine the amount of the fixed annual remuneration to be paid to the directors for the performance of executive duties. The Board of Directors, prior report from the Appointments and Remuneration Committee, shall be responsible for setting the individual remuneration of each director for the performance of the executive duties attributed to him/her within the framework of the Articles of Association of the Company, the directors' remuneration policy and in accordance with the provisions of his/her agreement.

4	Notwithstanding the foregoing, the directors will have the right to be refunded on the expenses incurred upon while holding their office.

5	The directors' remuneration policy must be approved by the General Shareholders' Meeting as a separate item on the agenda, to be applied for a maximum period of three fiscal years. However, proposals for new directors' remuneration policies must be submitted to the General Shareholders' Meeting prior to the end of the last fiscal year of application of the previous policy, and the General Shareholders' Meeting may determine that the new policy shall apply from the date of approval and for the following three fiscal years.

6	The Board of Directors, following a report from the Appointments and Remuneration Committee, may apply temporary exceptions to the directors' remuneration policy, provided that such exceptions are necessary to serve the long-term interests and sustainability of the Company as a whole or to ensure its viability. In this case, the policy shall set out the procedure to be used and the conditions and components under which such exceptions may be used.

7.3.	Amendment of article 24.ter related to the Audit Committee to adequate its content to the latest amendments of the Capital Companies Act as well as introducing substantive and technical improvements in its wording.

In view of the mandatory report of the Board of Directors, amend article 24.ter of the Articles of Association, related to the Audit Committee in order to adequate its content to the Capital Companies Act currently in force, which was recently modified pursuant to Law 5/2021 of 12 April, regarding the promotion of the long-term involvement of shareholders in listed companies with respect to related-party transactions, as well as introducing substantive and technical improvements in its wording.

The mentioned article will read as follows (in italics):

Article 24.ter.- Audit Committee.-

1.	The Audit Committee shall be composed of a minimum of three (3) directors and a maximum of five (5), to be appointed by the Board of Directors taking into account their knowledge, competence and experience in accounting, audit and risk management and Committee duties. As a group, the members of the Committee shall have the pertinent technical knowledge in relation to the sector of activity of the Company. The Audit Committee shall be exclusively composed by non-executive directors of which at least the majority must be independent directors.

2.	The Chairperson of the Committee, whose position shall be held by an independent director, will be appointed by the Board of Directors. The Chairperson shall be replaced every four (4) years, being eligible for re-election only after one (1) year has elapsed since his dismissal. The Board of Directors will appoint the Secretary of the Audit Committee, who may be (a) one of the members of the Audit Committee (being, in such case, Secretary member of the Audit Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Audit Committee (being, in such case, Secretary non member of the Audit Committee), or (c) the Secretary or a Vice secretary of the Board of Directors of the Company (being, in such case, Secretary non member of the Audit Committee). The Secretary shall record in the minutes the resolutions passed at each Meeting of the Committee and report to the full Board of Directors through its Chairperson. The Audit Committee shall be deemed validly held when it is attended by half plus one of its members, either present or represented by proxy. Resolutions shall be passed by absolute majority of the members of the Board present at the meeting. In the event of a tie, the Chairperson shall have the casting vote.

3.	Notwithstanding the provisions of the Law, of these Articles of Association or other commitments assigned to it by the Board of Directors, the Audit Committee shall have the following basic responsibilities:

(a)	To inform the General Shareholders' Meeting of any issues raised on matters for which the Committee is responsible and particularly with respect to the results of the audit of the annual accounts, explaining how it has contributed to the integrity of the financial information, and the role that the Committee has played in such process;

(b)	To supervise the efficiency of the Company's internal control, internal audit and risk management systems, as well as discussing, with the auditor, any major flaws in the control system identified during the audit process without jeopardizing its independence. To such effects, the Committee may, if applicable, submit recommendations or proposals to the Board of Directors and the corresponding period of time for their monitoring;

(c)	To monitor the preparation and presentation process of the perceptive financial information and present recommendations or proposals to the Board of Directors directed to safeguarding its integrity;

(d)	To submit to the Board of Directors any proposals regarding the selection, appointment, reelection and substitution of the auditor, being responsible for the selection process in conformity with the applicable regulations, including the terms of his contract and requests for information on the audit strategy and execution, in addition to performing his duties independently;

(e)	To establish the appropriate relationships with the external auditor to receive information about any issues that may entail a threat to his independence, and which the Audit Committee will examine, and any other issues regarding the development of the audit of accounts process, and, when applicable, the authorization of the services different from those prohibited in the terms established in the applicable regulations as regards independence as well as any notifications required in the audit of accounts legislation and in the audit regulations. In any case, annually receive from the external auditors a statement of their independence in relation to the entity, or any entities directly or indirectly related to it, as well as any detailed and individualized information on any kind of ancillary services provided and the corresponding fees paid by these entities to the external auditor or the persons or entities related to it in accordance with the regulations applicable to the audit of accounts activity;

(f)	Prior to issuing the audit of accounts report, annually issue a written opinion on whether the independence of the auditors or audit firms has been compromised. This opinion must include, at the very least, a reasoned assessment of each and every one of the provided ancillary services mentioned above, which shall be individually and jointly assessed, different from the legal audit, and on the subject of the independence status or regulations applicable to the audit of accounts activity;

(g)	To report the related-party transactions to be approved by the General Shareholders' Meeting or the Board of Directors and to supervise the internal procedure established by the Company for those whose approval has been delegated; and

(h)	To inform the Board of Directors in advance about any issues set out in the Law, the Articles of Association and the Board's Regulations, and specifically about:

1.	any financial information and the management report, which shall include, when applicable, the mandatory non-financial information that the company must make public from time to time; and

2.	the creation or acquisition of shares in special purpose entities or in entities resident in countries or territories that are considered tax havens.

4.	The Audit Committee shall meet as regularly as required to ensure the correct development of its duties.

5.	Any member of the executive board or the staff of Company whose presence is required by the Chairperson is obliged to attend the meetings of the Committee and to provide the assistance and information requested. The Chairperson may also request the attendance of the auditors to the meetings;

6.	The Audit Committee may seek the advice of external consultants in order to ensure a better performance of its functions.

7.4.	Amendment of article 25 related to the annual accounts to adequate its content to the Capital Companies Act.

In view of the mandatory report of the Board of Directors, amend article 25 the Articles of Association, related to the annual accounts to adequate its content to the Capital Companies Act with respect to the inclusion of the non-financial information statement in the management report of the company's annual accounts.

The mentioned article will read as follows (in italics):

Article 25.- Annual Accounts.-

1.	Within the maximum term of three (3) months following the end of the fiscal year, the Board of Directors must prepare, in compliance with the requirements set by law, the annual accounts, as well as the management report, which shall include, when applicable, the non-financial information statement, and the proposed allocation of the result corresponding to such fiscal year.

2.	The annual accounts and the management report, which shall include, when applicable, the non-financial information statement, shall be reviewed by the Company’s auditors and shall be submitted to the shareholders’ consideration and approval, if applicable, at least one month prior to the date of the General Shareholders’ Meeting.

Eighth.	Amendment of the Regulations of the General Shareholders' Meeting:

8.1.	Amendment of article 9 related to the information right available for shareholders prior to the holding of the General Meeting in order to adequate its content to the latest amendments of the Capital Companies Act as well as introducing substantive and technical improvements in its wording.

In view of the mandatory report of the Board of Directors, amend article 9 of the Regulations of the General Shareholders' Meeting regarding the information right available for shareholders prior to the holding of the General Meeting in order to adequate its content to the Capital Companies Act currently in force, which was recently modified pursuant to Law 5/2021 of 12 April, regarding the promotion of the long-term involvement of shareholders in listed companies in order to eliminate the possibility of legal entities forming part of the board of directors, as well as introducing substantive and technical improvements in their wording.

The mentioned article will read as follows (in italics):

Article 9. Information right available for shareholders prior to the holding of the General Meeting

1.	Information on the Company’s corporate web page

As of the date of publication of the notice of calling of the General Meeting, shareholders shall have the right to obtain information on the Company’s web page concerning:

(a)	the full text of the calling of the meeting;

(b)	the total number of shares and voting right as at the date of the calling;

(c)	the documents that must be presented at the Meeting and, in particular, the reports of the directors, auditors and independent experts;

(d)	the complete text of the proposed resolutions formulated by the Board of Directors concerning each and every item in the agenda for the Meeting or, in relation to those items for information purposes only, a report from the competent bodies, commenting each one of said items. The proposed resolutions submitted by the shareholders will also be included as they are received;

(e)	in the event of the appointment, ratification or reelection of the members of the Board of Directors, the identity, curriculum and category to which each of them belong, as well as the proposal and reports specified in the Companies Act.

(f)	any other documents that must be made available by Law to the shareholders regarding the items in the agenda;

(g)	the forms that will have to be used for distance voting and granting of representation, which in accordance with the provisions contained in the Articles of Association and these Regulations, must be made available to shareholders, except for when the forms are sent directly by the Company to each shareholder. In the event they cannot be published on the web page due to technical reasons, the Company must indicate on such web page how to obtain the paper forms, which it will have to send to all shareholders who request them;

(h)	any other information that the Board of Directors deems appropriate for the full effectiveness of the shareholders’ information rights.

The notice published on the Company’s corporate web page will be available uninterruptedly until the General Shareholders’ meeting is held.

2.	Request for prior information

(a)	Up to the fifth day prior to the date foreseen for the General Meeting, the shareholders shall have the right to request from the Board of Directors any information or clarification they may require about the items included in the agenda, or to formulate in writing any questions they may deem pertinent. Likewise, in the event that Company shares were quoted on an official secondary market, the shareholders shall have the right to request, within the same period, any information or clarification or to formulate in writing any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Meeting was held.

(b)	The Board of Directors shall be obliged to provide the required information in writing up to the day the General Meeting is held, unless that information is unnecessary to protect the rights of the shareholder, or there are objective reasons to believe that it could be used for non-corporate reasons or that its publicity could damage the company or any related companies. Notwithstanding the above, in no case shall the request for information be denied when such request is backed up by shareholders representing at least twenty five per cent (25%) of the share capital.

(c)	The Company's corporate web page shall include any valid written requests for information, clarifications or questions, as well as the responses provided in writing by the Board of Directors.

(d)	The requests for information referred to in the preceding section (a) shall be made by means of a delivery of the request at the registered office, or by post delivery or any other means of distance electronic communication.

The only distance electronic communication means to be admitted will be those in which the electronic document based on which the request for information is carried out incorporates a qualified electronic signature, pursuant to the applicable regulations or that, without observing the requirements for the qualified electronic signature, such were deemed to be valid by the Board of Directors due to the fulfilment of the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.

8.2.	Amendment of articles 11.bis, 20 and 22 related to the attendance by telematic means, distance voting and the minutes of the General Shareholders' Meeting to adequate their content to the latest amendments of the Capital Companies Act as well as introducing substantive and technical improvements in their wording.

In view of the mandatory report of the Board of Directors, amend articles 11.bis, 20 and 22 of the Regulations of the General Shareholders' Meeting regarding the attendance by telematic means, distance voting and the minutes of the General Shareholders' Meeting in order to adequate their content to the Capital Companies Act currently in force, which was recently modified pursuant to Law 5/2021 of 12 April, regarding the promotion of the long-term involvement of shareholders in listed companies to include the relevant provisions with respect to holding general shareholders' meeting exclusively by telematic means, as well as introducing substantive and technical improvements in their wording.

The mentioned articles will read as follows (in italics):

Article 11.bis.- Attendance by telematic means and exclusively telematic General Shareholders' Meeting

1.	The General Shareholders' Meeting may be held in the following ways: in person only, in person with the possibility of attending by telematic means or exclusively by telematic means.

2.	When the Board of Directors approves the holding of a physical meeting with the possibility of attending by telematic means the General Shareholders' Meeting by remote, simultaneous and bidirectional connection with the premises where the General Meeting takes place, and includes this possibility in the notice of the calling of the General Shareholders' Meeting, the shareholders and the proxy-holders with the right to attend the General Shareholders' Meeting may do so in a way that they can be correctly identified, may exercise their rights properly during the General Shareholders' Meeting and, in general, in a way that allows for the adequate and normal development of the session.

3.	The Board of Directors will determine, when calling each General Shareholders' Meeting and in view of the appropriate state of the art security, the legal basis that will guarantee and make possible the attendance to the meeting by telematic means, and will evaluate the possibility of organizing the remote attendance to the meeting by telematic means.

4.	If the Board of Directors approves the possibility of attending the General Shareholders' Meeting by telematic means, it will specify in the notice of the calling of the meeting, the deadlines, procedures and means in which the shareholders may exercise their rights as set out by the Board of Directors to allow the satisfactory development of the General Meeting, including any instructions that must be followed.

5.	The Board of Directors may request from the shareholders or their proxy-holders, additional means of identification if it considers that it is necessary to verify their condition as shareholders or proxy-holders, and to guarantee the authenticity of the attendance by telematic means, as well as to establish and update the means and procedures set forth in this article.

6.	The Company will not be liable for any damages to shareholders or proxy-holders caused by the interruption of the remote communication, for technical or security reasons under any circumstances, beyond the Company's control, without prejudice to adopting the measures required in each situation. Said circumstances may not be invoked as an unlawful deprivation of the rights of the shareholders, or as a cause to challenge the resolutions passed at the General Shareholders' Meeting.

7.	Likewise, the Board of Directors may approve to call exclusively telematic General Shareholders' Meetings to be held without the physical attendance of the shareholders, their proxy-holders and, when appropriate, the members of the Board of Directors, establishing in the call notice the procedure, means and conditions for the exercise of the shareholders' rights by this means, adapted, when appropriate, to the special circumstances deriving from its nature. The exclusively telematic General Shareholders' Meeting shall be deemed to be held at the registered offices of the Company.

Article 20. Distance voting

1.	According to the provisions of the Articles of Association, shareholders with the right to attend may cast a distance vote regarding the proposals included in the agenda, through the following systems of communication:

(a)	by postal correspondence, through the sending of the attendance, proxy representation and distance vote card, duly signed with clear indications of the sense of their vote; or

(b)	by electronic correspondence or any other distance communication systems, following the instructions contained on the corporate web page of the Company, as long as the safety of the electronic communications is duly guaranteed and the electronic document through which the voting right is exercised incorporates a qualified electronic signature, pursuant to the applicable regulations, or that, without fulfilling the requirements for the qualified electronic signature, such electronic signature is deemed to be valid by the Board of Directors for having the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.

2.	In the event that the General Shareholders' Meeting is held exclusively by telematic means, the shareholders may also delegate or vote in advance on the proposals on items included in the agenda by any of the means provided in the preceding paragraph.

3.	The notice of the calling of the General Meeting will contain the procedure, the requirements and the deadlines for distance voting.

4.	Votes received through distance voting systems will not be valid if not received by the Company before midnight (24:00) on the day prior to the date that the General Shareholders' Meeting is scheduled at its first call or second call, whichever is applicable.

5.	The shareholders who cast a distance vote pursuant to the provisions of this article shall be deemed as present to the effects of convening the Meeting. In consequence, the previously issued delegations shall be deemed revoked and those conferred afterwards shall be deemed as not effected.

6.	Notwithstanding the foregoing, a vote casted by distance voting system referred to in this article shall be rendered void by the attendance of the shareholder casting the vote to the Meeting.

Article 22. Minutes of the General Meeting

1.	The Secretary of the Meeting shall draft the Minutes of the General Meeting, which once signed by the Secretary with the approval of the Chairperson, will be incorporated in the Minutes Book. The minutes may be passed by the actual Meeting after it is held or, failing that, within fifteen (15) days, by the Chairperson of the Meeting and two (2) scrutineers, one on behalf of the majority and the other for the minority.

2.	Notwithstanding the preceding paragraph, the Board of Directors may require the presence of a Notary Public to draft the Minutes of the Meeting, being obliged to do so as long as, the shareholders who represent at least one per cent (1%) of the share capital request so five (5) days in advance to the date set for the holding of the Meeting. The Notarial Certificate shall be considered the Minutes of the Meeting.

3.	In accordance with the provisions of the Capital Companies Act, in the event that the General Shareholders' Meeting is held exclusively by telematic means, the Minutes of the Meeting must be drafted by a Notary Public.

Ninth.	Information on the amendments of the Internal Regulations of the Company's Board of Directors, pursuant to article 528 of the Capital Companies Act.

Pursuant to article 528 of the Capital Companies Act (Ley de Sociedades de Capital), to inform the shareholders of the amendments of the Regulations of the Company’s Board of Directors, in order to adapt its content to the current Capital Companies Act currently in force, which was recently modified pursuant to Law 5/2021 of 12 April, regarding the promotion of the long-term involvement of shareholders in listed companies. The shareholders have access to said regulations at the Company's web page.

Tenth.	Consultative vote on the Annual Remuneration Report.

Pursuant to the provisions of article 541.4 of the Capital Companies Act (Ley de Sociedades de Capital), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting.

Eleventh.	Approval of the directors' remuneration policy of the Company.

In accordance with article 529 novodecies of the Capital Companies Act (Ley de Sociedades de Capital) and prior to the report by the Appointments and Remuneration Committee, approve the director remuneration policy of the Company.

Twelfth.	Authorization to the Board of Directors to call, if necessary, an Extraordinary General Shareholders' Meeting of the Company with at least 15 days in advance, in accordance with Article 515 of the Capital Companies Act.

This resolution has not reached a sufficient majority of votes in favor and therefore it is not approved.

Thirteenth.	Granting of authorities to formalize and execute the resolutions passed by the General Shareholders' Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 13, 2022